Exhibit 12.1

Actuant Corporation
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(amounts in thousands)

	Fiscal Year Ended August 31,					Three Months Ended November 30,
	2010	2011	2012	2013	2014	2013	2014
Earnings from continuing operations before income tax expense interest, as reported	$69,377	$138,021	$154,630	$162,949	$174,026	$35,756	$32,446
Adjustment:
Add: Fixed Charges	34,097	34,958	32,698	27,973	28,502	7,513	7,302
Earnings from continuing operations before income tax expense, as adjusted	103,474	172,979	187,328	190,922	202,528	43,269	39,748
Fixed Charges:
Interest incurred	32,240	32,949	30,561	25,679	26,092	6,848	6,640
Interest component of rent expense (estimated at 7.25%)	1,857	2,009	2,137	2,294	2,410	665	662
	34,097	34,958	32,698	27,973	28,502	7,513	7,302
Earnings to fixed charges ratio	3.0	4.9	5.7	6.8	7.1	5.8	5.4